Exhibit 99.11

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
FINANCIAL STATEMENTS

Nine month period ended September 30, 2015
(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
Condensed Interim Financial Statements
September 30, 2015
(Unaudited – See “Notice to Reader” below)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the condensed interim financial statements for the period ended September 30, 2015.

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Condensed Interim Statements of Financial Position
(Expressed in Canadian Dollars)

AS AT:	Notes	September 30, 2015	December 31, 2014
		$	$
ASSETS
CURRENT
Cash and cash equivalents		(120)	1,513
Prepaid expenses		20,000	-
Goods and Services Tax/Harmonized Sales Tax Receivable		1,411	1,312
		21,291	2,825

SHARES RECEIVABLE	8	1	-
INTANGIBLE ASSETS	3	-	64,490
		21,292	67,315
LIABILITIES
CURRENT
Trade payable and accrued liabilities		282,259	267,474
Demand loan	4	61,000	-
Convertible note	5	-	26,642
Derivative component of convertible note	5	-	36,188
Due to related parties	6	254,867	612,772
		598,126	943,076
SHAREHOLDERS' DEFICIENCY
Share capital	7	2,800,010	2,760,010
Share subscriptions received		3,600	30,000
Warrant and option reserve	7	279,505	289,766
Deficit accumulated during the development stage		(3,659,949)	(3,955,537)
		(576,834)	(875,761)
		21,292	67,315

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 11)

Approved on behalf of the Board November 27, 2015:

“Derick Sinclair”	Director	“Brian Gusko”	Director
Derick Sinclair		Brain Gusko

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Income/(Loss)
(Expressed in Canadian Dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2015	2014	2015	2014
Expenses
Advertising and promotion		$58	38,829	$22,386	53,994
Amortization of intangable assets		-	1,468	2,993	4,150
Amortization of PP&E (Depreciation Expense)		-	304	-	912
Bank charges & interest		818	3,275	2,598	6,559
Donation (Contributions)		-	-	-	500
Financial instrument loss/(recovery)	4	36,188	-	30,288	-
Insurance (Insurance)		332	6,997	2,658	20,991
Interest on convertable note	4	(31,646)	-	(12,222)	-
Investor relations		-	-	-	11,250
Office and miscellaneous (Cash Discounts)		1,097	716	1,595	3,602
Professional fees (Professional Fees)		9,590	22,064	61,520	97,336
Rent and occupancy costs (Rent)		1,350	3,600	3,172	10,800
Share based payments		-	-	11,998	97,808
Telephone and utilities		822	521	1,516	1,240
Transfer agent		1,136	14,957	5,472	19,789
Travel (Travel and Entertainment)		51	2,812	230	10,656
Wages and benefits		26,667	40,000	106,667	120,000
		46,463	135,543	240,871	459,587
Interest expense
Interwest loan interest		(21,404)	-	(19,908)	-
		(21,404)	-	(19,908)	-
Other Expenses (Income)
Debt forgiveness		(500,000)	-	(500,000)	-
Loss on disposition of Interlectual Property		65,072	-	65,072	-
Exchange loss/(gain)		(17,671)	(226)	636	(226)
Write-off of license (Note 4)		-	226	-	-
		(452,599)	-	(434,292)	(226)

Net Income/( Loss)		$427,540	(135,543)	$213,329	(459,361)

Income/(Loss) per share Basic		$0.010	(0.004)	$0.005	(0.012)
Income/(Loss) per share Diluted		0.007	n/a	0.004	n/a
Weighted average shares outstanding		40,976,825	37,456,825	40,400,183	37,456,825

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Changes in Shareholders’ Deficiency
(Expressed in Canadian Dollars)

	common		Subscriptions	Warrant and
	shares	Share capital	received	option reserve	Deficit	Total
		$	$	$	$	$

Balance at December 31, 2013	37,456,825	2,699,210	-	123,704	(3,263,058)	(440,144)
Share based payments	-	-	6,000	97,808	-	103,808
Loss for the period	-	-	-	-	(459,361)	(459,361)
Balance at September 30, 2014	37,456,825	2,699,210	6,000	221,512	(3,722,419)	(795,697)

Balance at December 31, 2014	38,976,825	2,760,010	30,000	289,766	(3,955,537)	(875,761)
Shares exchanged for debt @ $0.05	1,180,000	23,600	-	35,400	-	59,000
Common shares issued for cash @ $0.05	820,000	16,400	(30,000)	24,600	-	11,000
Share subscriptions received	-	-	3,600	-	-	3,600
Share based payments options granted	-	-	-	11,998	-	11,998
Options and warrants expired unexercised	-	-	-	(82,259)	82,259	-
Income for the period	-	-	-	-	213,329	213,329

Balance at September 30, 2015	40,976,825	2,800,010	3,600	279,505	(3,659,949)	(576,834)

The accompanying notes are an integral part of these financial statements.

PACIFIC THERAPEUTICS LTD.
(A Development Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Nine months ended	Nine months ended
	September 30, 2015	September 30, 2014
	$	$
Cash flows used in operating activities
Net income/(loss)	213,329	(459,361)
Adjustments for items not affecting cash
Amortization of property and equipment	-	405
Amortization of intangible assets	2,993	957
Financial instrument loss/(recovery)	30,288	-
Accrued interest on convertable note	(32,119)	-
Share based payments	11,998	71,940
Debt forgiveness	(500,000)	-
Changes in non-cash working capital balances
Goods and Services Tax/Harmonized Sales Tax recoverable	(99)	(758)
Prepaid expenses	(20,000)	(5,705)
Trade payable and accrued liabilities	14,785	(31,563)
	(278,825)	(424,085)
Cash flows used in investing activities
Additions to intangible assets	61,497	(623)
	61,497	(623)
Cash flows from/(used in) financing activities
Issue of common shares for cash, net of
subscriptions received in advance	14,600	-
Promissory note	-	(30,900)
Due to related parties	201,095	-
	215,695	(30,900)

Change in cash and cash equivalents	(1,633)	(455,608)
Cash and cash equivalents, beginning of period	1,513	180,692
Cash and cash equivalents, end of period	(120)	(274,916)

The accompanying notes are an integral part of these financial statements.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pacific Therapeutics Ltd. (the “Company" or "PTL") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is a development stage company focused on developing proprietary drugs to treat certain types of lung disease including fibrosis. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and opened for trading on November 16, 2011.

PTL has financed its cash requirements primarily from share issuances and payments from research collaborators. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It will be necessary for the Company to raise additional funds for the continuing development of its technologies.

The Company’s interim financial statements as at September 30, 2015 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company had net income of $213,329 for the nine months ended September 30, 2015 (September 30, 2014 – net loss $459,361) and had a working capital deficiency of $576,835 at September 30, 2015 (December 31, 2014 – $940,251).

The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of and by third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim financial statements have been prepared in accordance with Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed interim financial statements follow the same accounting policies and methods of applications our most recent annual financial statements. Accordingly, the condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b) Basis of Presentation

These condensed interim financial statements were prepared on a historical cost basis and are presented in Canadian dollars which is the Company’s functional currency. All financial information has been rounded to the nearest dollar.

(c) Use of Estimates

The preparation of condensed interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of revenues and expenditures during the reporting periods. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

3.	INTANGIBLE ASSETS - PATENTS

Due to a finite life of patents which begins from the date of application; the Company amortizes all patent costs over the expected life of the patent. The Company disposed of its patents during the quarter ended September 30, 2015 (Note 8).

Cost
December 31, 2013	$77,884
Additions	10,195
December 31, 2014	$88,079
Additions	3,577
Disposition	(91,656)
September 30, 2015	$-
Amortization
December 31, 2013	$17,971
Amortization for the period	$5,618
December 31, 2014	$23,589
Amortization for the period	$2,993
Disposition	$(26,582)
September 30, 2015	$-
Carrying amounts
December 31, 2014	$64,490
September 30, 2015	$-

4.	DEMAND LOAN

On September 11, 2015, the convertible note (note 5) matured. The Company was unable to repay the amount owing consisting of principle $50,000, unpaid interest of $3,304. The note holder agreed to accept and the Company agreed to a penalty of $7,696 bring the total owing to $61,000.

5.	CONVERTIBLE NOTE AND DERIVATIVE LIABILITY

On September 11, 2014 the Company issued a convertible note for $50,000 due on September 11, 2015 with an interest rate of 1% per month payable quarterly. The note is unsecured but convertible at the option of the holder into common shares of the Company at a price based on the weighted average closing price of the Company's shares on the Canadian Stock Exchange for the ten (10) trading days immediately preceding the conversion date, less fifteen per cent (15%). The convertible note has both debt and derivative liability characteristics. The Company initially valued the note by calculating the derivative liability component then applying the residual value to the debt component. The derivative liability component of the loan was calculated using the Black-Scholes Pricing Model and was estimated to be $36,188. The initial fair value of the derivative liability component is amortized over the remaining life of the convertible note.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

The note matured on September 11, 2015 and the Company reached agreement with the note holder that the note and accrued interest is paid in full (Note 4). The debt components at September 30, 2015 and December 31, 2014 were valued as follows:

31-Dec-14
Loan proceeds	$50,000
Dirivative component	(36,188)
Accretion	11,005
Accrued interest	1,825
$26,642

The fair value of the derivative liability component of the loan at December 31, 2014 of $36,188 was calculated at December 31, 2015 using the Black-Scholes Pricing Model using the following assumptions:

Dividend yield	0%
Expected volatility	160.63%
Risk free interest rate	1.60%
Expected life in years	1

6.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related Parties

Due to related parties consists of short term amounts loaned, services rendered and expenses paid on behalf of the Company by shareholders of the Company that are unsecured, non-interest bearing, and payable on demand.

	30-Sep-15	31-Dec-14

Amounts owing to Derick Sinclair CEO, CFO and director of the Company for loans and consulting, accounting fees and interest on ISA.	$20,487	$124,724
Amounts owing to Greg Beniston a former director of the Company for legal fees	21,328	19,928
Amounts owing to a former director Wendi Rodriqueza of the Company for a loan.	6,000	-
Amounts owing to Doug Wallis a former director of the Company for loans and interest on ISA	34,228	2,964
Amount owing to Doug Unwin, former CEO and a former director of the Company for wages, advances to the Company and for interest on ISA.	172,824	465,156
	$254,867	$612,772

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

Related Party Transactions and Key Management and Personnel Compensation
Payment or accruals for related parties were for services provided to the company were:

	nine months ended	Year ended
	30-Sep-15	31-Dec-14
Salary paid or accrued for Doug Unwin former CEO and director	$106,667	$160,000
Consulting fees paid or accrued to Derick Sinclair CEO and CFO	$24,000	$36,000
Accounting fees paid or accrued to a company controlled by Derick Sinclair CEO and CFO	4,000	6,000
Legal fees for services from Greg Beniston a consultant and director of the Company	1,334	3,121
Share-based payments for options issued to Officers and Directors	4,500	67,835

Total key management personnel compensation	$140,501	$272,956

During the nine months ended September 30, 2015 the Company issued 1,180,000 units to officers and directors of the Company for debts owed, of which 780,000 units valued at $39,000 to Doug Unwin the Company’s CEO and 400,000 units valued at $20,000 to Derick Sinclair the Company’s CFO. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until March 20, 2016.

During the nine months ended September 30, 2015, 150,000 (2014, 525,000) options, vested on grant, to purchase common shares of the Company for 5 years with an exercise price of $0.10 were issued to directors and or officers of the Company.

7.	SHARE CAPITAL

Class A Common Shares

Authorized
Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value
Issued
40,976,825	Class A common shares without par value
NIL	Class B Series I preferred shares without par value
NIL	Class B Series II preferred shares without par value\

On May 20, 2015 the Company received $3,600 for the exercise of 120,000 warrants to purchase a common share at $0.03. At September 30, 2015 the shares had not been issued.

On March 20, 2015 the Company closed the second tranche of a non-brokered private placement and issued 2,000,000 units at $0.05 per unit for cash proceeds of $41,000 (of which $30,000 was received in 2014 and $11,000 received in 2015) and to retire debts totaling $59,000. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until March 20, 2016.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

On October 3, 2014 the Company closed the first tranche of a non-brokered private placement and issued 1,520,000 units at $0.05 per unit for cash proceeds of $6,000 and to retire debts totaling $70,000. The debts related to consulting services by arm’s length parties for $20,000 and reduction of $50,000 in balance owing to a related party. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.15 until October 3, 2015. Each share purchase warrant included was assessed a value of $0.01 based on the residual value method. As such, a total of $15,200 was allocated to Warrant reserves.

Stock options and share based payments:

As at September 30, 2015, and December 31, 2014 the following stock options were outstanding and exercisable:

Expiry Date	Exercise
	Price $	30-Sep-15	31 Dec 14
05-Mar-15	0.27	-	375,000
11-Jun-15	0.06	-	500,000
30-Oct-15	0.10	-	200,000
10-Jan-17	0.10	-	400,000
03-Jul-17	0.10	475,000	475,000
21-Dec-17	0.10	450,000	450,000
04-Apr-18	0.10	350,000	350,000
16-Sep-18	0.10	100,000	100,000
28-Oct-17	0.10	100,000	100,000
07-Mar-19	0.10	525,000	525,000
28-Oct-19	0.10	200,000	200,000
02-Feb-18	0.25	250,000	-
02-Feb-20	0.10	150,000	-
Balance	0.11	2,600,000	3,675,000

On January 10, 2015, 90 days after their consulting agreement was terminated, 400,000 options issued to consultants with an original expiry date of January 10, 2017 were cancelled.

On February 28, 2015, 90 days after their consulting agreement was terminated, 200,000 options issued to consultants with an original expiry date of October 30, 2015 were cancelled.

On February 2, 2015, the Company issued 400,000 options to purchase common shares of the company: 150,000, 5 years options with an exercise price of $0.10 were issued to Wendi Rodrigueza a director of the Company, and 250,000, 3 years options with an exercise price of $0.25 were issued to a consultant.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

The options outstanding and exercisable at September 30, 2015, have a weighted average remaining contractual life of 2.7 years (December 31, 2014 – 3.1 years). During nine months ended September 30, 2015, 400,000 options were issued (year ended December 31, 2014 – 1,925,000). Stock option activity was as follows:

	September 30, 2015		December 31, 2014
	Options	Exercise	Options	Exercise
	Outstanding	Price $	Outstanding	Price $
Balance beginning of year	3,675,000	$0.11	1,900,000	$0.15
Expired/Cancelled	(1,475,000)	0.13	(150,000)	0.27
Issued	400,000	0.19	1,925,000	0.09
Balance at year end	2,600,000	$0.11	3,675,000	$0.11

The fair value of share based awards is determined using the Black-Scholes Option Pricing model. The model utilizes certain subjective assumptions including the expected life of the option and expected future stock price volatility. Changes in these assumptions can materially affect the estimated fair value of the Company’s stock options. The Company used the Black-Scholes Option Pricing Model for multiple stock option grants occurring in 2015 and 2014. The Company issued 400,000 options during the nine months ended September 30, 2015: 250,000 3 year options with a strike price of $0.25 and 150,000 5 year options to a director Wendi Rodrigueza with a strike price of $0.10. The assumptions used in the Black-Scholes Option Pricing Model for employees, directors and consultants were:

	September 30, 2015	December 31, 2014
Expected volatility	299% - 308%	299% - 308%
Risk free interest rate	0.78% - 1.63%	0.78% - 1.63%
Expected life in years	5	1 - 5
Grant date fair value per option	$0.05 - $0.08	$0.05 - $0.08
Forfeiture rate	4%	4%

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

Warrants:

As at September 30, 2015, and December 31, 2014, the following share purchase warrants were issued and outstanding:

Expiry	Exercise
Date	Price $	30 Sep 15	31 Dec 14
12-Feb-15	$0.22	-	1,000,000
01-May-15	$0.22	-	1,300,000
03-Oct-15	$0.15	1,520,000	1,520,000
28-Feb-16	$0.10	700,000	700,000
01-Oct-16	$0.10	2,160,000	2,160,000
08-Oct-16	$0.10	90,000	90,000
18-Oct-16	$0.10	1,980,000	1,980,000
18-Oct-16	$0.10	40,000	40,000
05-Nov-16	$0.10	6,730,000	6,730,000
05-Nov-16	$0.10	50,000	50,000
20-Mar-16	$0.15	2,000,000	-
		15,270,000	15,570,000

The warrants outstanding and exercisable at September 30, 2015, have a weighted average remaining contractual life of 1 year (2014 – 1.5 years). Warrant activity was as follows:

	to September 30, 20015		2014
	Warrants	Exercise	Warrants	Exercise
	Outstanding	Price $	Outstanding	Price $
Opening balance	15,570,000	$0.12	18,219,836	$0.14
Expired	(2,300,000)	0.22	(4,869,836)	0.18
Issued	2,000,000	0.15	2,220,000	0.13
Closing balance	15,270,000	$0.11	15,570,000	$0.12

8.	SHARES RECEIVABLE

On July 24, 2015 (effective on August 25, 2015 with shareholder approval) the Company entered a definitive agreement with Forge Therapeutics Inc ("Forge") - a private US company - to sell the Company’s technology assets in the area of the development of therapies for fibrosis and erectile dysfunction.

Proceeds from the sale were a commitment by Forge to issue 15,000,000 common shares to the Company. A condition of the sale was the extinguishment of $500,000 of debt owed to officers and directors of the Company.

Subject to the terms of the Agreement, if the 15,000,000 shares are not issued to the Company within 3 years, then the Company may trigger the issuance of the shares, and if at the end of 5 years the shares have not been issued then Forge must return the assets to the Company.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

In the event of a sale by Forge to a third party of the assets purchased under the Agreement, the Company will receive 6% of the value of that transaction, subject to certain conditions.

Forge will pay to the Company an annual maintenance fee of $50,000.

The Company has determined that the fair value of the right to receive the shares from Forge is not determinable and accordingly has recorded a nominal value of $1.

9.	FINANCIAL INSTRUMENTS AND RISK

As at September 30, 2015, the Company’s financial instruments consist of cash and cash equivalents, trade payables, due to related parties, a convertible note and a derivative liability.

The carrying value of cash and cash equivalents, trade payables, and due to related parties approximate their fair values because of the short term nature of these instruments. The fair value of the convertible note is its face value of $50,000 while the derivative liability is carried at fair value determined using level 3 measurement techniques (see below).

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. To minimize the credit risk the Company places these instruments with a high credit quality financial institution.

Liquidity Risk

Of the Company’s financial liabilities, $49,457 are current trade payables, $50,000 is due on September 11, 2015 (Note 4), $12,500 is due on February 6, 2016 (Note 5) and $909,763 is due on demand. The Company manages liquidly risk through management of its capital resources discussed above.

Foreign Exchange Risk

The Company is not exposed to foreign exchange risk on its financial instruments.

Interest Rate Risk

At September 30, 2015, the Company is not exposed to significant interest rate risk as its interest bearing debt is short term at fixed rates.

Fair Value

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Pacific Therapeutics Ltd.
(A Development Stage Company)
Notes to Condensed Interim Financial Statements
Six Months Ended June 30, 2015 and 2014

Cash and cash equivalents are measured using level 1 fair value inputs. The derivative component of the convertible note is measured using level 3 fair value inputs.

10.	SUPPLEMENTIAL CASH FLOW INFORMATION

During the nine months ended September 30, 2015, the Company had the following non-cash transactions:

  The issuance of 1,180,000 units to retire $59,000 in debt to related parties (Note 5 and 6).

  Recognition of a decrease to the derivative liability of $6,900 (Note 4).

The Company did not have any non-cash transactions during nine months ended September 30, 2015.

11.	SUBSEQUENT EVENTS

On November 17, 2015 director Neil Cox resigned.